Exhibit 99.5

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DTR 3.1.4 (1) (a).

Imperial Tobacco Group PLC was today advised that the following Directors and PDMRs acquired the number of ordinary shares of 10 pence each in the Company set against their respective names on 11 June 2008.  The ordinary shares were acquired by the individuals at a price of 1475 pence per ordinary share by them taking up rights under the Rights Issue announced by the Company on 20 May 2008.   Each Director’s total holding of Ordinary Shares immediately following these acquisitions is also set against their name below:-

Executive Directors	Number of shares acquired	Resultant holding

Gareth Davis	203,136	609,410

Robert Dyrbus	131,269	393,807

Graham Blashill	49,342	149,823

Alison Cooper	34,876	104,628

Non-Executive Directors	Number of shares acquired	Resultant holding

Iain Napier	2,800	8,400

Kenneth Burnett	202	607

Michael Herlihy	174	523

Pierre Jungels	1,496	4,489

Charles Knott	202	607

Susan Murray	496	1,489

Mark Williamson	540	1,621

PDMR	Number of shares acquired

Gary Aldridge	4,394

Matthew Phillips	2,500

Kathryn Turner	3,101

Interests in ordinary shares under the Company’s employees’ share plans will be adjusted in accordance with the rules of each plan to reflect the effects of the Rights Issue and a further announcement will be made as required once the Company’s auditors have reviewed the adjustments and, where appropriate, approval of the adjustments has been received from H M Revenue and Customs.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com